Exhibit 99.1

RISK FACTORS

     You should carefully consider the risks described below. The risks described are not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. You should also refer to the other information contained in this report, including our financial statements and the related notes.

Our Profitability Will Suffer If We Are Not Able to Maintain Our Pricing and Utilization Rates and Control Our Costs.

     Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals and correspondingly reduce our costs, we will not be able to sustain our profit margin and our profitability will suffer. We are currently experiencing pressure on our pricing as a result of the challenging economic environment. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations (particularly in Europe);

•	our ability to transition employees from completed projects to new engagements; and

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in the appropriate areas of our workforce.

Our profitability is also a function of our ability to control our costs and improve our efficiency. Current and future cost reduction initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

Our Global Operations Pose Complex Management, Foreign Currency, Legal, Tax and Economic Risks, Which We May Not Adequately Address.

We conduct business in a number of countries around the world. In the three months ended June 30, 2004, approximately 61% of our revenue was attributable to activities in North America, 30% of our revenue was attributable to our activities in Europe, and 9% of our revenue was attributable to our activities in Latin America, Asia/Pacific and Africa. As a result, we are subject to a number of risks, including:

•	the burdens of complying with a wide variety of national and local laws;

•	multiple and possibly overlapping and conflicting tax laws;

•	successful conversion to global operating and financial systems;

•	coordinating geographically separated organizations;

•	restrictions on the movement of cash;

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

A Significant or Prolonged Economic Downturn Could Have a Material Adverse Effect on Our Results of Operations.

     Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients could have a material adverse effect on our revenue and profit margin. Although current economic conditions have improved over previous quarters, future economic conditions could cause some clients to reduce or defer their expenditures for consulting services. Net revenue (before out-of-pocket expense reimbursements) for the three months ended June 30, 2004 increased by 32% from the three months ended June 30, 2003. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenue. However, current and future cost-management initiatives may not be sufficient to maintain our margins if economic environment should weaken for a prolonged period.

Our Quarterly Operating Results Will Vary From Quarter to Quarter, Which May Result in Increased Volatility of Our Share Price.

     We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our Common Stock.

     Factors that may cause our quarterly operating results to vary include:

•	the business decisions of our clients regarding the use of our services;

•	the timing of projects and their termination;

•	the timing of revenue or income;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs; and

•	global economic and political conditions and related risks, including acts of terrorism.

     The timing of revenue is difficult to forecast because our sales cycle is relatively long and our services are affected by both the financial condition and management decisions of our clients and general economic conditions. A high percentage of our expenses are relatively fixed at the beginning of any period. Because our general policy is not to adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing, initiation or completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period.

Our Revenue Could Be Adversely Affected by the Loss of a Significant Client or the Failure to Collect a Large Account Receivable.

     We have in the past derived, and may in the future derive, a significant portion of our revenue from a relatively limited number of major clients. From year to year, revenue from one or more individual clients may exceed 10% of our revenue for the quarter. During the three months ended June 30, 2004, we had one client that individually accounted for more than 12% of our net revenue. If we lose any major clients or any of our clients cancel or significantly reduce a large project’s scope, we would lose a significant amount of revenue. In addition, if we fail to collect a large account receivable, we could be subject to significant financial exposure.

The Absence of Long-Term Contracts With Our Clients Reduces the Predictability of Our Revenue.

     Our clients are generally able to reduce or cancel their use of our professional services without penalty and, in some circumstances, with little notice. As a result, we believe that the number of clients or the number and size of our existing projects are not reliable indicators or measures of future revenue. We have in the past provided, and are likely in the future to provide, services to clients without long-term agreements. When a client defers, modifies or cancels a project, there is no assurance that we will be able to rapidly redeploy our professionals to other projects in order to minimize the underutilization of employees and the resulting adverse impact on operating results. We may not be able to replace cancelled or reduced contracts with new business with the result that our revenue and profits may decline.

Failure to Meet Client Expectations Could Result in Losses and Negative Publicity.

     A failure or inability by us or one of our subcontractors to meet a client’s expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenue. Our client engagements involve the creation, implementation and maintenance of business systems and other applications that can be critical to our clients’ businesses. We may be sued or unable to collect accounts receivable if a client is not satisfied with our service.

     Our client contracts may not protect us from liability for damages in the event that we are sued. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts. The successful assertion of any large claim against us or the failure by us to collect a large account receivable could result in significant financial exposure to us.

The Price for Our Common Stock Has Been Volatile and Unpredictable.

     The price for our Common Stock has been volatile. Our Common Stock has been listed on the NASDAQ National Market since February 1997. The closing market price of the Common Stock has experienced variations, and since January 1, 1999 through January 31, 2004, our high and low sales price has ranged from a high of $106.00 to a low of $1.38. The market price of our Common Stock may experience fluctuations in the future for a variety of reasons. These include:

•	negative news about other publicly traded companies in our industry;

•	general economic or stock market conditions unrelated to our operating performance;

•	quarterly variations in our operating results;

•	changes in earnings estimates by analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	financial performance of the Company; and

•	other events or factors.

     In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology related companies. These fluctuations may continue to occur and disproportionately impact our stock price.

An Inability to Keep Pace with Rapidly Changing Technology May Impair Our Ability to Remain Competitive.

     Our failure to develop business and technology consulting services that keep pace with continuing changes in technology, evolving industry standards, information technology and client preferences will result in decreased demand for our services. Among our challenges in this area are the need to:

•	continue to develop our strategic and technical experience;

•	develop new services that meet changing client needs; and

•	effectively use leading technologies.

We may not be able to meet these objectives on a timely or successful basis.

Competition in Our Industry is Intense and Could Harm Our Business.

     Increased competition in our industry could result in price reductions, reduced gross margins or loss of market share, any of which could seriously harm our business. The business and technology consulting services market, which includes a large number of participants, is subject to rapid technological changes and is highly competitive. We compete with a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition, and greater revenue than ours. We believe that the principal competitive factors in our industry include:

•	diagnostic capabilities;

•	effectiveness of strategic business models;

•	scope of services;

•	service delivery approach;

•	technical and industry expertise;

•	perceived value; and

•	results orientation.

     We believe that our ability to compete also depends in part on a number of competitive factors outside of our control, including the ability of our competitors to hire, retain and motivate senior consultants, the price at which others offer comparable services, and the extent of our competitors’ responsiveness to client needs. We may not be able to compete successfully with our competitors in the future.

     In addition, there are relatively low barriers to entry in our industry. We do not own any patented technology that inhibits competitors from entering that market or providing services similar to ours. As a result, new and unknown market entrants could pose a threat to our business.

If We Are Unable to Protect Our Intellectual Property Rights or If We Infringe Upon the Intellectual Property Rights of Others Our Business May Be Harmed.

     Failure to secure or maintain protection of our intellectual property could adversely affect our ability to service our clients and generate revenue. We rely on a combination of non-disclosure and other contractual agreements and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, require that our clients enter into such agreements, and limit access to and distribution of our proprietary information. However, these efforts may be insufficient to prevent misappropriation of our proprietary information or to detect unauthorized use of our intellectual property rights.

     Ownership of intellectual property developed during our client engagements is the subject of negotiation and is frequently assigned to the client upon payment for our services. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client’s project. Issues relating to the ownership of and rights to use intellectual property developed during the course of a client engagement can be complicated. Clients may demand assignment of ownership or restrictions on our use of the work product. In addition, disputes may arise that affect our ability to resell or reuse intellectual property. We may have to pay economic damages in these disputes which could adversely affect our business.

Currency Exchange Rate Fluctuations Could Materially Adversely Affect Our Results of Operations.

     Approximately 39% of DiamondCluster’s revenue for the three months ended June 30, 2004 was derived from operations outside North America. The results of operations for DiamondCluster in the future could be significantly affected by factors associated with international operations, such as changes in foreign currency exchange rates and uncertainties relative to regional economic or political circumstances, as well as by other risks sometimes associated with international operations. Since the revenue and expenses of DiamondCluster’s foreign operations will generally be denominated in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar subject us to currency translation risk with respect to the reported results of our foreign operations. As exchange rates fluctuate, these results, when translated, may vary from expectations and adversely impact overall expected results and profitability. Also, we may be subject to foreign currency translation risks when transactions are denominated in a currency other than the currency in which we incur expenses related to such transactions. There can be no assurance that we will not experience fluctuations in financial results from our operations outside the United States as a result of foreign currency fluctuations, and there can be no assurance that we will be able to reduce contractually or otherwise favorably affect the currency translation risk associated with our operations.

We Must Build Recognition and Client Acceptance of Our Name.

     DiamondCluster has invested significant efforts in building recognition and client acceptance of its name. We believe that market acceptance of the name DiamondCluster International, Inc. is an important aspect of our efforts to retain and attract clients.

     Promoting and maintaining name recognition depends largely on the success of our marketing efforts and the ability of DiamondCluster to provide high quality, reliable and cost-effective services. These efforts will require significant expenses, which will affect our results of operations. Client dissatisfaction with Company performance could diminish the value of our brand.

The Failure to Integrate or Negotiate Successfully Any Future Acquisitions Could Harm Our Business and Operating Results.

     If we acquire businesses in the future and are unable to integrate successfully these businesses, it could harm our business and operating results. In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. We may be unable to identify appropriate acquisition candidates. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, we may revalue or write-down the value of goodwill and other intangible assets in connection with future acquisitions which would harm our operating results.

We May Need to Raise Additional Capital in the Future Which May Not Be Available.

     We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We were not profitable in the eleven quarters prior to the quarter ended September 30, 2003 and we may not be profitable at times in the future. We believe that existing cash resources, the amounts available under our revolving line of credit and cash generated from operations will be sufficient to satisfy our operating cash needs at least through fiscal 2006. Any future decreases in our operating income, cash flow, or stockholders’ equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations.

Future Sales of Our Common Stock in the Public Market Could Cause the Price of Our Stock to Decline.

     In the future, our stockholders could sell substantial amounts of our common stock in the public market which could cause our market price to decline. A substantial number of outstanding shares of common stock and shares of our common stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

Our Charter Documents and Delaware Law May Discourage an Acquisition of DiamondCluster.

     Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock. In addition, the Company has adopted a Shareholder Rights Purchase Plan which could also have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring a majority of our outstanding stock. Our charter and by-laws also provide that special stockholders meetings may be called only by our Chairman of the board of directors, by our Secretary at the written request of the chairman or by our board of directors, with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties. In addition, our board of directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our board of directors.

We Currently Do Not Intend to Pay Dividends.

     We have never paid any cash dividends on our common stock and do not expect to declare or pay any cash or other dividends in the foreseeable future.